Exhibit 4.1

AMENDMENT NO. 3 TO CONVERTIBLE NOTE

THIS AMENDMENT NO. 3 TO CONVERTIBLE NOTE (this “Amendment”), dated as of May 14, 2026, is made by and between BranchOut Food Inc., a Nevada corporation (the “Company”), and Kaufman Kapital LLC, a Delaware limited liability company (“Kaufman Kapital”).

RECITALS

WHEREAS, Kaufman Kapital is the holder of a 12% Senior Secured Convertible Promissory Note of the Company in the original principal amount of up to $3,400,000, dated as of July 23, 2024, with a current outstanding principal balance of $2,900,000, as previously amended by the Warrant Exercise and Amendment to Notes and Warrant Agreement dated as of May 30, 2025 (the “June 2025 Amendment”) and the Warrant Exercise and Amendment to Note and Warrant Agreement dated as of May 7, 2026 (the “May 2026 Agreement”) (as so amended, the “Convertible Note”);

WHEREAS, the Convertible Note, as amended, bears interest at 8% per annum, matures on December 31, 2027, and is convertible at the option of Kaufman Kapital into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at a fixed conversion price of $0.7582 per share; and

WHEREAS, the Company and Kaufman Kapital desire to add a beneficial ownership limitation on conversions under the Convertible Note, on the terms set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Beneficial Ownership Limitation.

(a) Conversion Cap. Notwithstanding anything to the contrary in the Convertible Note, Kaufman Kapital shall not have the right to convert any portion of the Convertible Note (whether principal or accrued and unpaid interest) to the extent that, after giving effect to such conversion, Kaufman Kapital (together with its affiliates and any persons acting as a group with Kaufman Kapital or any of its affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares upon such conversion (the “Maximum Percentage”). For purposes of this Section 1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. For purposes of this Section 1, in determining the number of outstanding shares of Common Stock, Kaufman Kapital may rely on the number of outstanding shares as reflected in (i) the Company’s most recent periodic or annual report filed with the SEC, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or its transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written request of Kaufman Kapital, the Company shall, within two (2) trading days, confirm orally and in writing to Kaufman Kapital the number of shares of Common Stock then outstanding.

(b) Mechanics. If Kaufman Kapital delivers a conversion notice under the Convertible Note and the Company determines that the conversion would cause Kaufman Kapital’s beneficial ownership to exceed the Maximum Percentage, the Company shall convert such portion of the Convertible Note as would not cause Kaufman Kapital to exceed the Maximum Percentage, and the remainder of such conversion notice shall be deemed withdrawn. Kaufman Kapital may submit a new conversion notice when its beneficial ownership has decreased below the Maximum Percentage.

(c) Waiver. Kaufman Kapital may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% upon not less than sixty-one (61) days’ prior written notice to the Company; provided that any such increase or decrease will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. For the avoidance of doubt, the shares of Common Stock underlying the portion of the Convertible Note that is subject to the limitation contained in this Section 1 shall not be deemed “beneficially owned” by Kaufman Kapital for purposes of Section 13(d) or Section 16 of the Exchange Act or the rules and regulations promulgated thereunder so long as such limitation is in effect.

(d) Aggregation. For purposes of clarity, the beneficial ownership limitation set forth in this Section 1 shall apply to the aggregate number of shares of Common Stock issuable upon conversion of the Convertible Note (including conversion of both outstanding principal and accrued and unpaid interest) together with all other shares of Common Stock beneficially owned by Kaufman Kapital and its affiliates at such time.

2. No Other Amendments. Except as expressly provided herein, the Convertible Note (as previously amended by the June 2025 Amendment and the May 2026 Agreement) shall be unmodified and shall continue to be in full force and effect in accordance with its terms. For the avoidance of doubt, the conversion price ($0.7582 per share), maturity date (December 31, 2027), interest rate (8% per annum), prepayment restrictions, security interest, and all other terms of the Convertible Note remain unchanged.

3. Governing Law. The laws of the State of Nevada shall govern all matters arising out of, in connection with or relating to this Amendment, including, without limitation, its validity, interpretation, construction, performance and enforcement.

4. Counterparts. This Amendment may be executed by the parties hereto in separate counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by electronic means (including PDF) shall be deemed original signatures.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first written above.

BRANCHOUT FOOD INC.		KAUFMAN KAPITAL LLC

/s/ Eric Healy		/s/ Daniel L. Kaufman
By:	Eric Healy	By:	Daniel L. Kaufman
Title:	Chief Executive Officer	Title:	Managing Member

Page 3